Form 10-K, Exhibit 13
period 1996-03-31
MAXIS INC
filed 1996-06-20
CIK 943583

                                                                    EXHIBIT 13.1

                                                                 1996 Financials

Selected Financial Data
                                                                               Fiscal Years Ended March 31,
- ------------------------------------------------------------------------------------------------------------------------------------
                                                        1996              1995              1994              1993              1992
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                         (in thousands, except per share amounts)
Income Statement Data:
  Net revenues                                       $55,412           $38,147           $23,332           $13,864           $10,582

     Cost of revenues                                 17,897            14,186             8,367             5,323             4,338
- ------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                          37,515            23,961            14,965             8,541             6,244
- ------------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Research and development                             8,416             6,008             3,299             2,440             1,991
  Acquisition-related charge                           2,232                --                --                --                --
  Sales and marketing                                 12,843             8,813             5,407             2,591             1,395
  General and administrative                           5,504             4,184             3,225             2,669             2,088
- ------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              28,995            19,005            11,931             7,700             5,474
- ------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                 8,520             4,956             3,034               841               770
Interest income                                        1,493               226               114               197                66
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                                 10,013             5,182             3,148             1,038               836
Provision for income taxes                             3,825             1,879             1,021               368                89
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                      6,188             3,303             2,127               670               747
- ------------------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Loss from discontinued operations
     (net of income tax benefit of $251 in
     fiscal 1994 and $203 in fiscal 1993)                 --                --              (376)             (600)               --

  Gain on disposal of discontinued operations
     (net of income tax expense of
     $173 in fiscal 1995)                                 --               303                --                --                --
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                           $ 6,188           $ 3,606           $ 1,751            $   70             $ 747
- ------------------------------------------------------------------------------------------------------------------------------------
Per share amounts:
  Income from continuing operations                  $   .56           $   .37           $   .25            $  .08             $ .12
- ------------------------------------------------------------------------------------------------------------------------------------
  Net income per share                               $   .56           $   .40           $   .20            $  .01             $ .12
- ------------------------------------------------------------------------------------------------------------------------------------
Shares used in per share calculations                 11,051             8,915             8,621             8,061             6,171
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                         March 31,
- ------------------------------------------------------------------------------------------------------------------------------------
                                                        1996             1995              1994              1993              1992
- ------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash, cash equivalents and short-term
  marketable securities                              $ 42,890         $  8,655          $  4,932          $  6,932          $ 1,538
Working capital                                        45,265           11,457             8,208             6,913              200
Total assets                                           67,300           19,142            14,427            10,168            3,718
Redeemable preferred stock                               --             11,363            10,849            10,335               --
Stockholders' equity (deficit)                         57,234            2,388            (1,239)           (2,480)           1,019


Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Net revenues (in thousands)
- --------------------------------------------------------------------------------
   1996          Increase               1995          Increase              1994
$55,412             45.3%            $38,147             63.5%           $23,332

      Net revenues include revenues from sales of software products less allowances for returns and promotional discounts, licensing revenues and, provided the Company has completed all significant performance obligations under the terms of the license agreement and any amounts paid are nonrefundable, royalty advances. Licensing revenues are derived from international licensing arrangements, OEM arrangements and licenses to third parties to develop the Company's products for use on particular hardware platforms.

      The increase in net revenues from fiscal 1995 to fiscal 1996 was due primarily to continued demand for the Company's products, especially the Sim family of products. Maxis' top three selling products for fiscal 1996 were SimCity 2000, SimTower and SimIsle. SimCity 2000, initially released in October 1993, continued to be the Company's best-selling product. SimCity, SimCity 2000 and related add-on products accounted for 52% of fiscal 1996 net revenues. During fiscal 1995, the same family of products accounted for 59% of net revenues. SimTown was the Company's best-selling product in its learning line, a segment that grew to 18% of net revenues in fiscal 1996 from 11% in fiscal 1995.

      During fiscal 1996, the Company's product releases included SimCity 2000 Special Edition, SimIsle, SimTower for Windows, SimTown for Windows and Full Tilt! Pinball, as well as several affiliate partner products. The Company also introduced its first products for 32-bit game consoles: A-Train for the Sony PlayStation and SimCity 2000 for the Sega Saturn.

      International expansion also contributed to overall revenue growth with international sales, including foreign licensing, increasing from 15% of net revenues in fiscal 1995 to 20% of net revenues in fiscal 1996. Major territories contributing to the Company's international growth were Japan and Europe. International revenues increased from 10% in fiscal 1994 to 15% in fiscal 1995 due primarily to a change from a licensing to a distribution arrangement in the Company's principal European markets. A portion of the Company's international sales are denominated in foreign currencies and, accordingly, the Company is subject to foreign currency exchange risk. During fiscal 1997, the Company expects that international sales will increase in absolute dollars and could increase as a percentage of net revenues.

      The increase in net revenues from fiscal 1994 to fiscal 1995 was primarily due to a number of new product introductions. Major product introductions during fiscal 1995 included SimCity 2000 for Windows, Widget Workshop, SimTower, SimTown for Macintosh and Klik & Play for Windows. The Company also continued to benefit from strong sales of products released during the latter half of fiscal 1994. Sales of SimCity 2000 for Macintosh and DOS, released in October 1993 and December 1993, respectively, and Print Artist (a product the Company no longer distributes) for DOS and Windows, released in March 1994, contributed significantly to the Company's fiscal 1995 revenues.

      Affiliate partner sales were 10%, 11% and 5% of net revenues in fiscal 1996, 1995 and 1994, respectively. The Company's top-selling affiliate partner products for fiscal 1996 were RedShift 2 by Maris Multimedia Ltd., GeoSafari Multimedia by Educational Insights Interactive and A Passion For Art by Corbis Publishing.

      Sales of products on CD-ROM represented 75% of net revenues compared to 30% in fiscal 1995 and 2% in fiscal 1994. The Company plans to offer all new products on CD-ROM while also continuing to offer some of its products on floppy disk.

Cost of revenues (in thousands)
- --------------------------------------------------------------------------------
                           1996    Increase         1995     Increase      1994
Cost of revenues        $17,897       26.2%      $14,186        69.5%     $8,367
Gross profit              67.7%                    62.8%                   64.1%


      The Company's cost of revenues includes all costs of media, manuals, duplication, packaging materials, assembly and freight. In addition, royalties are included in cost of revenues. The Company's gross profit is affected by the mix of sales among products that are developed or licensed by Maxis and affiliate partner products that are developed by third parties and distributed by the Company. Gross profit and operating expenses are significantly lower for affiliate partner products because the Company's services are generally limited to sales, distribution and related functions.

      The increase in gross profit percentage from fiscal 1995 to fiscal 1996 was primarily due to a greater mix of products with lower royalty rates. The decrease in gross profit percentage for fiscal 1995 as compared to fiscal 1994 was primarily due to a higher level of affiliate partner product sales, on which the Company receives a significantly lower gross profit. Affiliate partner products represented 11% of net revenues in fiscal 1995 as compared to 5% in fiscal 1994.

      The Company's gross profit percentage has fluctuated significantly on a quarterly basis. During fiscal 1996, the gross profit percentage ranged from 64.2% in the third fiscal quarter to 72.5% in the second fiscal quarter. Quarterly gross profit is affected by the mix of sales among products that are developed or licensed by Maxis and affiliate partner products that are developed by third parties and distributed by the Company. During fiscal 1997 the Company expects gross profit to continue to fluctuate on a quarterly basis and further expects significantly lower gross profit in the first and second fiscal quarters relative to the third and fourth fiscal quarters due primarily to the expected timing of certain Maxis-published product releases.

Operating expenses (in thousands)
- ---------------------------------------------------------------------------------------
                                  1996    Increase        1995    Increase        1994
Research and
  development                  $ 8,416       40.1%      $6,008       82.1%      $3,299

Percentage of
  net revenues                   15.2%                   15.7%                   14.1%

Acquisition-
  related charge               $ 2,232        100%          --          0%          --

Percentage of
  net revenues                    4.0%                      --                      --

Sales and marketing            $12,843       45.7%      $8,813       63.0%      $5,407

Percentage of
  net revenues                   23.2%                   23.1%                   23.2%

General and
  administrative               $ 5,504       31.5%      $4,184       29.7%      $3,225

Percentage of
  net revenues                    9.9%                   11.0%                   13.8%


Research and development
      Research and development expenses consist primarily of personnel and equipment costs required to conduct the Company's development efforts and to fund third-party software development costs. Third-party software development costs may include advance product development payments, which are expensed as paid. The Company believes that significant investments in research and development are required to remain competitive and has therefore greatly increased the absolute amount of spending for research and development. These expenses as a percentage of net revenues for fiscal 1996 as compared to fiscal 1995 remained relatively unchanged. The increase in research and development expenses in fiscal 1995 over fiscal 1994 was primarily due to expenses incurred for the development of new products and additional personnel and related costs. During fiscal 1997, the Company intends to continue its investment in research and development and therefore expects these expenses to increase in absolute dollars and could increase as a percentage of net revenues.
      Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

Acquisition of Cinematronics LLC
     In March 1996 the Company acquired for cash Cinematronics LLC, an independent developer of entertainment software based in Austin, Texas. The business combination was recorded as a purchase for accounting purposes. In connection therewith, the Company recorded a nonrecurring acquisition-related charge of approximately $2.2 million for acquired in-process technology. The acquisition of Cinematronics represents an element of the Company's strategy to further expand into the action category of the entertainment market. Over the next 24 months, the Company expects the delivery of new products from this group and has provided financial incentives to encourage the timely delivery of the specified products.

Sales and marketing
     Sales and marketing expenses, which include customer support services, have increased significantly primarily due to the growth of the Company's sales and marketing organizations in connection with the expansion of the Company's product lines, diversification of the Company's distribution channels and introduction of new merchandising and promotional programs. Additionally, in October 1993, the Company opened an office in the United Kingdom to provide marketing and sales support for the Company's European operations. On a year-to-year basis, sales and marketing expenses as a percentage of revenues remained relatively unchanged. The Company intends to continue to increase its investment in sales and marketing and expects these expenses to increase in absolute dollars and as a percentage of net revenues in fiscal 1997.

General and administrative
     General and administrative expenses have increased in absolute dollars each year primarily due to increased staffing and related costs necessary to support the Company's growth. General and administrative expenses as a percentage of net revenues have declined over these same periods primarily due to the Company's revenue growth. The Company expects the level of general and administrative expenses to increase in absolute dollars in fiscal 1997.

Interest income (in thousands)
- ---------------------------------------------------------------------------------------
                                1996     Increase        1995     Increase        1994
Interest income               $1,493      560.6%         $226       98.2%         $114

Percentage of
  net revenues                  2.7%                     0.6%                     0.5%


     Interest income increased in absolute dollars and as a percentage of net revenues due to higher average invested cash balances. The significant increase in interest income from fiscal 1995 to fiscal 1996 was due to cash received in the Company's May 1995 initial public offering.

Provision for income taxes (in thousands)
- ---------------------------------------------------------------------------------------
                                1996    Increase         1995    Increase         1994
Provision for
  income taxes                $3,825      103.6%       $1,879       84.0%       $1,021

Effective income
  tax rate                       38%                      36%                      31%

     The year-to-year increases in the provision for income taxes and the effective income tax rate reflect the Company's income growth and adjustments to the valuation allowance for deferred tax assets. The effective annual income tax rate is primarily a function of the level of pretax income in relation to tax-exempt interest income. See Note 6 to Consolidated Financial Statements.

Discontinued operations
     During fiscal 1994, the Company discontinued certain unprofitable operations related to the development of software for commercial purposes that had been initiated in fiscal 1993. In connection with the discontinuance of these activities, the Company incurred net losses of $600,000 and $376,000 for fiscal 1993 and fiscal 1994, respectively, and a net gain on disposal of the related assets of $303,000 in fiscal 1995. See Note 10 to Consolidated Financial Statements.

Recently issued accounting standard
     In October 1995 the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which is effective for years beginning after December 15, 1995. SFAS No. 123 permits a company to choose either a new fair value-based method or the current Accounting Principles Board Opinion No. 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The Company has elected to continue to follow current practice, but SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value-based method had been applied.

Liquidity and capital resources
     On June 1, 1995, the Company consummated an initial public offering of 3,450,000 shares of common stock, of which 2,450,000 were sold by the Company. The Company raised approximately $35,500,000 net of expenses. As of March 31, 1996, the Company's principal sources of liquidity included cash and short-term investments of $42.9 million and an available unsecured bank line of credit in the amount of $1.0 million, which the Company has not used to date. The line of credit expires on August 30, 1996. The Company also has longer-term investments totaling approximately $6.1 million. The Company's cash, short-term investments and unused bank line of credit are available to meet seasonal working capital requirements. Seasonally higher revenues during the year-end holiday buying season generally result in increased accounts receivable and working capital during the fourth calendar quarter.
     The Company uses its working capital to finance ongoing operations, fund the development and introduction of new products and acquire capital equipment. The Company's operating activities provided cash of $8.1 million and $5.2 million in fiscal 1996 and 1995, respectively, and used cash of $1.6 million in fiscal 1994.
     In June 1995, the Company entered into a seven-year lease, commencing in September 1995, for new office space to house its corporate headquarters. The lease agreement provides for monthly payments beginning at $75,000 and escalating to $86,600 during the term of the lease. The Company may shorten the term of the lease to five years and six months in exchange for a one-time payment equal to three months' rent. During fiscal 1997, the Company expects to incur approximately $2.6 million in capital expenditures.
     From time to time, the Company evaluates acquisitions of businesses, products or technologies that complement the business of Maxis, such as the acquisition of Cinematronics LLC. The Company has no present understandings, commitments or agreements with respect to any material acquisitions of other businesses, products or technologies. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity.
     The Company believes that existing working capital and cash from operations will satisfy its liquidity and capital requirements for at least the next year.

Risk factors affecting future earnings and stock price
     Preceding sections of this Report, particularly statements regarding the Company's potential for future success, the potential of the Company's World Wide Web site or World Wide Web-oriented products, the revenue potential of new markets and distribution channels, changes in international distribution operations, revenues from international operations, offering products on new media, such as CD-ROMs, seasonal trends and profitability on a quarterly basis, research and development expenses, the Company's potential expansion of its action category of products, sales and marketing expenses, general and administrative expenses and the Company's ability to satisfy its liquidity and capital requirements for the next year, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this report.
     The Company has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors, including the size and rate of growth of the consumer software market, market acceptance of the Company's products and those of its competitors, development and promotional expenses relating to the introduction of new products or new versions of existing products, projected and actual changes in computing platforms, the timing and success of product introductions, product returns, changes in pricing policies by the Company and its competitors, the accuracy of retailers' forecasts of consumer demand, the timing of orders from major customers and order cancellations.

     The Company's operating results may also fluctuate significantly due to changes in product plans or delays in shipment. For example, in April 1996, the Company decided to reevaluate The Mindwarp, an action game it had planned to ship during fiscal 1997. The Company is assessing the product's design and game play. There can be no assurance that The Mindwarp will be released during fiscal 1997 or that the product will ever be commercially released. Furthermore, even if The Mindwarp is released, there can be no assurance that it will contribute revenues to the Company sufficient to recoup the development and marketing costs incurred. Such risks apply to all of the Company's products under development.
     The consumer software business is highly seasonal. Net revenues are typically significantly higher during the third fiscal quarter, due primarily to the increased demand for consumer software during the calendar year-end holiday buying season. Net revenues in other quarters are generally lower and vary significantly as a result of new product introductions and other factors. The Company expects its net revenues and operating results to continue to reflect significant seasonality and further expects the first quarter, and possibly the second quarter, of fiscal 1997 to result in losses due to the delay or possible cancellation of The Mindwarp, seasonality and increased operating expenses. There can be no assurance that the Company will achieve consistent profitability on a quarterly or annual basis.
     In response to competitive pressures, the Company may take certain pricing or marketing actions that could materially adversely affect the Company's business, operating results and financial condition. The Company may be required to pay fees in advance or to guarantee royalties, which may be substantial, to obtain licenses to intellectual properties from third parties before products incorporating such properties have been introduced or achieved market acceptance.
     Products are generally shipped as orders are received, and accordingly the Company operates with little backlog. The Company's expense levels are based, in part, on its expectations regarding future sales and, as a result, operating results would be disproportionately adversely affected by a decrease in sales or a failure to meet the Company's sales expectations. Defective products may result in higher customer support costs and product returns.
     The Company's gross profit is affected by the mix of sales among products that are developed or licensed by Maxis and affiliate partner products that are developed by third parties and distributed by the Company. Gross profit and operating expenses are significantly lower on affiliate partner products because the Company's services are generally limited to sales, distribution and related functions. Effective April 1, 1996, the Company changed the offered terms of its affiliate partner program granting, among other things, a greater share of receipts on affiliate sales to affiliate partners. There can be no assurance that the Company's current share of receipts on affiliate sales for distribution services or the current mix of affiliate partner sales will be sustained.
     The market price of the Company's common stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products by the Company or its competitors and changes in financial estimates by securities analysts or other events. The stock market and many technology companies have recently been trading at or near historic highs and reflect price/earning ratios above historic norms. Moreover, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that has often been disproportionate to the operating performance of such companies. Broad market fluctuations, as well as economic conditions generally and in the software industry specifically, may adversely affect the market price of the Company's common stock. There can be no assurance that the Company's stock price will remain at or near its current level.

Consolidated Balance Sheets
(In thousands, except per share amounts)

                                                                              March 31,
- --------------------------------------------------------------------------------------------------
Assets                                                               1996                     1995
- --------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                        $20,102                 $ 2,610
  Marketable securities                                             22,788                   6,045
  Accounts receivable, less allowances for
     returns and doubtful accounts of $5,607
     in 1996 and $2,911 in 1995                                      6,991                   3,773
  Inventories                                                        1,543                   1,691
  Income taxes refundable                                              227                      --
  Deferred income taxes                                              2,808                   2,366
  Other current assets                                                 872                     363
- ---------------------------------------------------------------------------------------------------
Total current assets                                                55,331                  16,848
- ---------------------------------------------------------------------------------------------------
Furniture and equipment, net                                         3,243                   1,771
Deferred income taxes                                                2,023                     515
Long-term marketable securities                                      6,119                      --
Other assets                                                           584                       8
- ---------------------------------------------------------------------------------------------------
Total assets                                                       $67,300                 $19,142
- ---------------------------------------------------------------------------------------------------

Liabilities and stockholders' equity
- ---------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                                 $ 1,607                 $ 1,418
  Payable to affiliate partners                                        631                     186
  Royalties payable                                                  1,373                   1,211
  Accrued compensation                                               1,685                   1,171
  Accrued advertising                                                1,538                     699
  Income taxes payable                                                  --                     127
  Other accrued liabilities                                          2,585                     579
  Accrued rent                                                         647                      --
- ---------------------------------------------------------------------------------------------------
Total current liabilities                                           10,066                   5,391
- ---------------------------------------------------------------------------------------------------
Commitments

Redeemable preferred stock, $.0001 par value;
  authorized shares, 5,000,000;
  issued and outstanding shares,
  none in 1996 and
  2,000,000 in 1995                                                     --                   11,363

Stockholders' equity:

  Common stock, $.0001 par value;
     authorized shares, 40,000,000; issued
     and outstanding, 10,989,906 in 1996
     and 6,309,651 in 1995                                          50,514                   2,266

  Notes receivable from stockholders                                  (269)                   (415)

  Retained earnings                                                  7,128                   1,027

  Deferred compensation                                               (139)                   (490)
- ---------------------------------------------------------------------------------------------------
Total stockholders' equity                                          57,234                   2,388
- ---------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                         $67,300                 $19,142
- ---------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Income
(In thousands, except per share amounts)

                                                                                                Fiscal Years Ended March 31,
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                           1996              1995             1994
- ------------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                                             $ 55,412         $ 38,147         $ 23,332
  Cost of revenues                                                                         17,897           14,186            8,367
- ------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                               37,515           23,961           14,965
- ------------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Research and development                                                                  8,416            6,008            3,299
  Acquisition-related charge                                                                2,232               --               --
  Sales and marketing                                                                      12,843            8,813            5,407
  General and administrative                                                                5,504            4,184            3,225
- ------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                   28,995           19,005           11,931
- ------------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                                      8,520            4,956            3,034
Interest income                                                                             1,493              226              114
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                                      10,013            5,182            3,148
Provision for income taxes                                                                  3,825            1,879            1,021
- ------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                           6,188            3,303            2,127
Discontinued operations:
  Loss from discontinued operations (net of income tax benefit of
     $251 in fiscal 1994)                                                                      --               --             (376)
  Gain on disposal of discontinued operations (net of income tax
     expense of $173 in fiscal 1995)                                                           --              303               --
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                               $  6,188         $  3,606         $  1,751
- ------------------------------------------------------------------------------------------------------------------------------------
Per share amounts:
  Income from continuing operations                                                      $    .56         $    .37         $    .25
- ------------------------------------------------------------------------------------------------------------------------------------
  Net income per share                                                                   $    .56         $    .40         $    .20
- ------------------------------------------------------------------------------------------------------------------------------------
Shares used in per share calculations                                                      11,051            8,915            8,621
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Stockholders' Equity (Deficit)
Fiscal Years Ended March 31, 1994, 1995 and 1996 (in thousands)

                                                                                    Notes                                Total
                                                                                 receivable    Retained               stockholders'
                                                            Common stock           from        earnings     Deferred     equity
                                                        Shares        Amount    stockholders  (deficit)   compensation (deficit)
- ------------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1993                               5,400     $    822     $     --     $ (3,302)    $    --       $ (2,480)

  Common stock options exercised                            14            4           --           --          --              4
  Issuance of common stock for
     notes receivable                                      392          118         (118)          --          --             --
  Net income                                                --           --           --        1,751          --          1,751
  Accretion of preferred stock                              --           --           --         (514)         --           (514)
- ------------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1994                               5,806          944         (118)      (2,065)         --         (1,239)

  Common stock options exercised                           115           89           --           --          --             89
  Issuance of common stock for
     notes receivable                                      410          303         (303)          --          --             --
  Repurchase of common stock                               (21)         (10)           6           --          --             (4)
  Deferred compensation resulting from
     grant of options                                       --          940           --           --        (940)            --
  Amortization of deferred compensation                     --           --           --           --         450            450
  Net income                                                --           --           --        3,606          --          3,606
  Accretion of preferred stock                              --           --           --         (514)         --           (514)
- ------------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1995                               6,310        2,266         (415)       1,027        (490)        2,388

  Accretion of preferred stock                              --           --           --          (87)         --           (87)
  Conversion of preferred stock into
     common stock                                        2,094       11,449           --           --          --        11,449
  Issuance of common stock in initial
     public offering, net of issuance costs              2,450       35,508           --           --          --        35,508
  Common stock issued under stock option
     and stock purchase plans                              153          406           --           --          --           406
  Tax benefits resulting from employee
     stock transactions                                     --          897           --           --          --           897
  Repurchases of common stock                              (17)         (12)          --           --          --           (12)
  Repayment of notes receivable                             --           --          146                       --           146
  Net income                                                --           --           --        6,188          --         6,188
  Amortization of deferred compensation                     --           --           --           --         351           351
- ------------------------------------------------------------------------------------------------------------------------------------

Balances at March 31, 1996                              10,990     $ 50,514     $   (269)    $  7,128    $   (139)     $ 57,234
- ------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statements of Cash Flows
(in thousands)

                                                                                                Fiscal Years Ended March 31,
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                          1996              1995              1994
- ------------------------------------------------------------------------------------------------------------------------------------

Operating activities
Net income                                                                             $  6,188          $  3,606          $  1,751
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
     Provision for returns and doubtful accounts                                          2,696               930             1,263
     Depreciation                                                                           991               572               388
     Acquisition-related charge                                                           2,232                --                --
     Deferred income taxes                                                               (1,950)           (1,765)           (1,116)
     Gain on disposal of discontinued operations                                             --              (303)               --
     Amortization of deferred compensation                                                  351               450                --
Changes in operating assets and liabilities:
     Accounts receivable                                                                 (5,914)            1,558            (6,103)
     Inventories                                                                            148              (582)             (460)
     Income taxes refundable/payable                                                       (354)             (908)            1,224
     Other current assets                                                                  (509)             (275)              138
     Other assets                                                                          (576)              244                 1
     Accounts payable                                                                       189               905              (215)
     Payable to affiliate partners                                                          445              (311)              497
     Royalties payable                                                                      162                92               387
     Accrued compensation                                                                   514               551               287
     Accrued advertising                                                                    839               327               261
     Other accrued liabilities                                                            2,653               107                63
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                       8,105             5,198            (1,634)
- ------------------------------------------------------------------------------------------------------------------------------------

Investing activities
Purchases of held-to-maturity securities                                                (24,989)           (7,280)          (10,976)
Maturities of held-to-maturity securities                                                 5,183             7,162            12,377
Purchases of available-for-sale securities                                               (9,000)           (3,424)               --
Maturities of available-for-sale securities                                               5,944             1,481                --
Additions to fixed assets, net                                                           (2,354)           (1,560)             (370)
Net cash paid for acquisition                                                            (2,342)               --                --
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                     (27,558)           (3,621)            1,031
- ------------------------------------------------------------------------------------------------------------------------------------
Financing activities
Repayment of notes receivable to shareholders                                               146                --                --
Proceeds from issuance of common stock                                                   35,508                --                --
Proceeds from issuance of ESPP stock                                                        302                --                --
Repurchase of common stock                                                                  (12)               (4)               --
Proceeds from exercise of options                                                           104                89                 4
Tax benefit from exercise of stock options                                                  897                --                --
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                36,945                85                 4
- ------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     17,492             1,662              (599)
Cash and cash equivalents at beginning of year                                            2,610               948             1,547
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $ 20,102          $  2,610          $    948
- ------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash financing activities:
  Accretion of preferred stock                                                         $     87          $    514          $    514
  Conversion of preferred stock to common stock                                        $ 11,449          $     --            $   --
  Issuance of common stock for notes receivable                                        $     --          $    303          $    118
  Repurchase of common stock in exchange for reduction
     of notes receivable                                                               $     --          $     (6)         $     --
Supplemental disclosure of cash flow information:
  Income tax payments                                                                  $  5,232          $  4,809          $    575
- ------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes

Notes to Consolidated Financial Statements

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company

     Maxis, Inc. ("Maxis" or the "Company"), a Delaware corporation, develops, publishes and markets entertainment and learning software for personal computers and 32-bit game consoles. The Company currently sells its software products, including affiliate partner products, in North America through software distributors, major computer and software retailing organizations, consumer electronics stores, discount warehouse stores and mail order companies. Internationally, the Company sells its products through a combination of distribution, direct retail and licensing arrangements.

Basis of presentation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition

Product sales

     Revenue from product sales is recognized upon shipment of product to the customer, net of appropriate allowances for returns, provided that no significant vendor obligations remain and collection is deemed probable. Costs associated with certain post-sales customer obligations are accrued. The Company's revenue recognition policy is in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 91-1, "Software Revenue Recognition."

Software licenses

     Software license revenue and royalty advances are recognized as revenue at the time the Company has completed all significant performance obligations under the terms of the license agreement and any amounts paid are nonrefundable. Amounts received prior to revenue recognition are recorded as deferred revenue. Continuing royalties received under the terms of licensing agreements are recognized as revenue when the amount of royalties is determinable. Revenue from software license agreements totaled $5,479,000, $2,643,000 and $1,148,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

Major customers

     Net revenues from sales to three major customers accounted for 12%, 11% and 10% of net revenues for the fiscal year ended March 31, 1996. Net revenues from sales to one customer accounted for 19% of net revenues for the fiscal year ended March 31, 1995 (no customer represented 10% or more of net revenues for the fiscal year ended March 31, 1994).

Cash and cash equivalents

     Cash and cash equivalents consist of cash and highly liquid short-term cash investments with original maturities of three months or less.

Marketable securities

     Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities classified as held-to-maturity are carried at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Debt securities not classified as held-to-maturity are classified as available-for-sale and are carried at amounts which approximate fair value. Realized gains and losses during fiscal 1996 on available-for-sale securities were not material.

Accounts receivable

     The Company's accounts receivable are principally from distributors and retailers of the Company's products. Accounts receivable are recorded net of allowances for potential credit losses ($564,000 and $439,000 at March 31, 1996 and 1995, respectively), and sales returns ($5,043,000 and $2,472,000 at March 31, 1996 and 1995, respectively). The Company performs periodic credit evaluations of its customers and generally does not require collateral. Actual losses may differ from the Company's estimates, which could have a material impact on the Company's future results of operations.

Inventories

     Inventories are valued at the lower of standard cost, which approximates cost, determined using the first-in, first-out method, or market. The Company evaluates the quantities on hand relative to current selling prices and historical and forecasted sales volume. Based on these evaluations, provisions are made to write inventories down to net realizable value.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT

    ACCOUNTING POLICIES continued

Furniture and equipment

     Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from three to seven years.

Capitalized software costs

     Financial accounting standards provide for the capitalization of certain software development costs after technological feasibility of the software is established. No such costs have been capitalized because the impact on the financial statements would be immaterial.

Royalties expense

     Royalties are recognized as cost of revenues based on actual net product sales or software license revenue. Royalty costs, which are included in cost of revenues, were $3,291,000, $2,304,000 and $1,939,000 in fiscal 1996, 1995 and
1994, respectively. Royalties paid to a director and stockholder of the Company who is the developer of some of the Company's software product, totaled $243,000, $323,000 and $364,000 in fiscal 1996, 1995 and 1994, respectively.

Income taxes

     The Company accounts for income taxes using the liability method required by statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Per share data

     Per share data is based on the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83, options to purchase common stock (using the treasury stock method) granted by the Company during the 12 months immediately preceding the initial public offering date have been included in the calculation of weighted average number of common shares outstanding as if the underlying shares were outstanding for the years ended March 31, 1995 and 1994.

Recently issued accounting standard

     In October 1995 the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," which is effective for years beginning after December 15, 1995. SFAS No. 123 permits a company to choose either a new fair value-based method or the current Accounting Principles Board Opinion No. 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The Company has elected to continue to follow current practice, but SFAS No. 123 requires pro forma disclosures of net income and earnings per share computed as if the fair value-based method had been applied.

2. MARKETABLE SECURITIES

      At March 31, 1996, the Company's held-to-maturity and available-for-sale debt securities consist of the following (in thousands):

                                                 Gross          Gross  Estimated
                                            unrealized     unrealized       fair
                                    Cost         gains         losses      value
- --------------------------------------------------------------------------------
Municipal bonds                    $20,906     $   278            --     $21,184
Municipal notes                      3,001          48            --       3,049
- --------------------------------------------------------------------------------
Total
held-to-maturity securities        $23,907     $   326            --     $24,233
- --------------------------------------------------------------------------------

Market auction preferreds          $22,475     $    17            --     $22,492
Money market funds                     258          --            --         258
- --------------------------------------------------------------------------------
Total
available-for-sale securities       22,733          17            --      22,750
- --------------------------------------------------------------------------------
Total marketable securities        $46,640     $   343            --     $46,983
- --------------------------------------------------------------------------------


     Such debt securities have been recorded as cash and cash equivalents ($17,733,000), short-term marketable securities ($22,788,000) and long-term marketable securities ($6,119,000). The contractual maturities of held-to-maturity and available-for-sale debt securities at March 31, 1996, are all two years or less. For all periods presented, realized gains and losses on available-for-sale securities were not material.

3. INVENTORIES

      Inventories consist primarily of software media, manuals and related packaging materials as follows (in thousands):

                                                              March 31,
- --------------------------------------------------------------------------------
                                                     1996              1995
- --------------------------------------------------------------------------------
Raw materials and work in process                 $   356          $   630
Finished goods                                      1,187            1,061
- --------------------------------------------------------------------------------
                                                  $ 1,543          $ 1,691
- --------------------------------------------------------------------------------


4. FURNITURE AND EQUIPMENT

      Furniture and equipment consists of the following (in thousands):

                                                              March 31,
- --------------------------------------------------------------------------------
                                                     1996              1995
- --------------------------------------------------------------------------------
Computer equipment and software                   $ 3,099           $ 1,911
Furniture                                             955               393
Office equipment                                      892               684
Leasehold improvements                                581                16
- --------------------------------------------------------------------------------
                                                    5,527             3,004
Less accumulated depreciation                       2,284             1,233
- --------------------------------------------------------------------------------
                                                  $ 3,243           $ 1,771
- --------------------------------------------------------------------------------

5. BANK LINE OF CREDIT

     The Company has an unsecured revolving line of credit for borrowing up to $1.0 million, which expires on August 30, 1996. Borrowings under the line of credit bear interest, payable monthly, at a reference rate determined by the bank (8.25% at March 31, 1996). The agreement also requires the Company to maintain a minimum quick ratio and minimum net worth. There were no outstanding borrowings under the line of credit at March 31, 1996.

6. INCOME TAXES

      Significant components of the provision for income taxes, including the tax effect of the losses from discontinued operations, are as follows (in thousands):

                                            Fiscal Years Ended March 31,
- -----------------------------------------------------------------------------
                                             1996        1995       1994
- -----------------------------------------------------------------------------
Current:

  Federal                                 $ 4,006     $ 2,753    $ 1,444

  State                                     1,347         876        379

  Foreign                                     422         188         63
- -----------------------------------------------------------------------------
Total current                               5,775       3,817      1,886
- -----------------------------------------------------------------------------
Deferred:

  Federal                                  (1,540)       (964)      (639)

  State                                      (410)       (296)      (117)

  Effect of valuation
   allowance adjustment                        --        (505)      (360)
- -----------------------------------------------------------------------------
Total deferred                             (1,950)     (1,765)    (1,116)
- -----------------------------------------------------------------------------
Total current and
   deferred provision                     $ 3,825     $ 2,052    $   770
- -----------------------------------------------------------------------------

     The reconciliation of income taxes attributable to income from continuing operations and the loss from discontinued operations computed at the U.S. federal statutory tax rates to the effective tax rate of the provision for income taxes is:

                                            Fiscal Years Ended March 31,
- -----------------------------------------------------------------------------
                                             1996        1995       1994
- -----------------------------------------------------------------------------
Tax at U.S. statutory rates                   35%         34%        34%

State income taxes                             6           7          7

Tax exempt interest                           (4)         --         --

Other                                          1           4          4

Effect of valuation allowance adjustment      --          (9)       (14)
- -----------------------------------------------------------------------------
                                              38%         36%        31%
- -----------------------------------------------------------------------------

      Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                       March 31,
- -----------------------------------------------------------------------------
                                             1996                   1995
- -----------------------------------------------------------------------------
Deferred tax assets:

Reserve for allowances for returns
 and doubtful accounts                    $ 2,214                $ 1,260

Expenses not currently deductible for
 income tax purposes                        2,189                  1,406

Other                                         428                    215
- -----------------------------------------------------------------------------
Total deferred tax assets                 $ 4,831                $ 2,881
- -----------------------------------------------------------------------------


7. STOCKHOLDERS' EQUITY (Deficit)

Common stock

     In April 1995, the Company was reincorporated in the State of Delaware. As part of this reincorporation, each outstanding share of the former California corporation no par common stock was converted to one share of Delaware corporation $.0001 par value common stock and each share of the former California corporation no par preferred stock was converted to two shares of the Delaware corporation $.0001 par value preferred stock. All preferred shares and per share information has been restated to reflect the effect of the conversion.

     On June 1, 1995, the Company consummated an initial public offering of 3,450,000 shares of common stock that raised approximately $35.5 million net of expenses. Of the 3,450,000 shares of common stock, 2,450,000 shares were sold by the Company and 1,000,000 shares were sold by selling stockholders.

1993 Stock Option Plan

     In June 1993, the Company established a stock option plan ("1993 Plan") under which incentive and nonqualified stock options may be granted to employees, directors and consultants of the Company to purchase up to 1,854,000 shares of common stock. The options may be granted at an exercise price not less than 85% of the fair market value of the common stock at the date of grant. The fair market value of the common stock was determined by the Board of Directors. All options currently outstanding are immediately exercisable upon grant and generally vest over various periods as determined by the Board of Directors at the time of grant. The Company retains the right to repurchase (at the original purchase price) nonvested shares held at the time of termination of employment. At March 31, 1996, 311,000 shares were subject to the Company's right of repurchase. In June 1995, the 1993 Plan was superseded by the 1995 stock option plan. At that time, the remaining 354,000 options available for grant under the 1993 Plan were cancelled.

1995 Stock Option Plan

     In May 1995, the Company established a stock option plan ("1995 Plan") that provides for grants of options to employees and consultants of the Company and its subsidiaries to purchase up to 575,000 shares of common stock. With respect to incentive stock options granted under the 1995 Plan, the exercise price must be at least equal to the fair market value per share of common stock at the grant date. Options under the 1995 Plan generally vest and become exercisable at a rate of 25% of the shares subject to option on the first anniversary of the commencement of vesting and 25% of the shares each year thereafter. As of March 31, 1996, no outstanding options were exercisable.

      7. STOCKHOLDERS' EQUITY (Deficit) continued

      Changes in options outstanding from inception of the 1993 Stock Option Plan to March 31, 1996, are as follows:

                                           Number                         Price
                                          of shares                   per share
- --------------------------------------------------------------------------------
Outstanding at March 31, 1993                 --                             --
   Options granted                       500,000              $  0.30 - $  0.33
   Options exercised                    (406,000)                          0.30
   Options canceled                      (82,000)                          0.30
- --------------------------------------------------------------------------------
Outstanding at March 31, 1994             12,000              $  0.30 - $  0.33
   Options granted                     1,072,000                 0.73 -    9.00
   Options exercised                    (525,000)                0.30 -    0.80
   Options canceled                      (11,000)                0.30 -    0.80
- --------------------------------------------------------------------------------
Outstanding at March 31, 1995            548,000              $  0.30 - $  9.00
   Options granted                       272,000                11.00 -   48.00
   Options exercised                    (131,000)                0.73 -    0.80
   Options canceled                      (26,000)                0.73 -   39.75
- --------------------------------------------------------------------------------
Outstanding at March 31, 1996            663,000             $   0.33 - $ 48.00
- --------------------------------------------------------------------------------
Options vested at March 31, 1996         176,000
- --------------------------------------------------------------------------------
Options available for grant at
  March 31, 1996                         350,000
- --------------------------------------------------------------------------------


     During fiscal 1994, included in options granted and exercised are options granted to the Company's senior management team to purchase 392,000 shares of common stock at $0.30 per share. These options were exercised and common stock was issued in exchange for notes receivable. The notes receivable are for terms of either three or nine years, bear interest at rates ranging from 3.69% to 5.97% with interest payable semiannually and principal due at maturity. The notes are secured by the common stock purchased and are reflected as a reduction of stockholders' equity.

     During fiscal 1995, included in options granted and exercised are options granted to the Company's senior management team to purchase 410,000 shares of common stock at prices from $0.73 to $0.80 per share. These options were exercised and common stock was issued in exchange for notes receivable. The notes receivable are for terms from two to nine years, bear interest at rates ranging from 6.24% to 8.01% with interest payable semiannually and principal due at maturity.

     During fiscal 1995, the Company issued options to purchase 1,072,000 shares of common stock. The Company recorded deferred compensation of $940,000 for financial reporting purposes with respect to such option grants to reflect the difference between the exercise price and deemed fair value, for financial statement presentation purposes, of the Company's common shares. Amortization of deferred compensation for the fiscal years ended March 31, 1996 and 1995, totaled $351,000 and $450,000, respectively.

Redeemable preferred stock

     Prior to the Company's initial public offering, the Company's redeemable preferred stock consisted of 5,000,000 authorized shares of no par redeemable preferred stock of which 2,000,000 shares of redeemable preferred stock were issued in June 1992 at $5.00 per share amounting to $10,000,000 less issuance costs of approximately $92,000. The redeemable preferred stock was noncumulative, fully participating and was entitled to a dividend rate of $0.25 per share. In connection with the Company's initial public offering all outstanding shares of the Company's redeemable preferred stock were converted into 2,094,000 shares of common stock.

8. 1995 EMPLOYEE STOCK PURCHASE PLAN

     In May 1995 the Company established an employee stock purchase plan ("ESPP") and has reserved an aggregate of 100,000 shares of common stock. The ESPP is intended to qualify under Section 423 of the Code and permits eligible employees of the Company to purchase common stock through payroll deductions of up to 10% of their compensation provided that no employee may purchase more than $25,000 worth of stock in any calendar year. The ESPP is implemented with six-month purchase periods as components of 24-month offering periods. The first such purchase period commenced upon the date of the offering and ended on the last market trading day on December 29, 1995. The price of common stock purchased under the ESPP is 85% of the lower of the fair market value of the common stock on the first day of each offering period or last day of each purchase period. The ESPP will expire in the year 2005. In fiscal 1996, a total of 22,000 shares were issued under the plan at $13.60 per share. At March 31, 1996, a total of 78,000 shares were available for issuance under the plan.

9. EMPLOYEE RETIREMENT AND BENEFIT PLAN

     The Company has a defined contribution retirement plan covering substantially all employees which operates under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute amounts to the plan subject to certain limitations. The Company matches contributions by plan participants up to 5% of the participant's pretax compensation. Retirement plan expense for fiscal 1996, 1995 and 1994 was $321,000, $209,000 and $186,000, respectively.

10. DISCONTINUED OPERATIONS

     In December 1993, the Company sold an unprofitable commercial software division ("Division") to the Division's management. Although a legal transfer of the assets of the Division occurred in December 1993, the sale could not be recognized as a divestiture for accounting purposes at that time because there was an absence of a significant financial investment in the business by management of the Division.

     In September 1994, the Company received full payment of the note receivable from the management of the Division at which date the divestiture was accounted for as discontinued operations.

10. DISCONTINUED OPERATIONS continued
The results of the Division for the fiscal year ended March 31, 1995, were accounted for as discontinued operations in the accompanying consolidated statements of income. The sale resulted in a gain, net of applicable income taxes, of $303,000. Revenues related to this Division were $361,000 in fiscal year 1994. There were no revenues in subsequent periods.

11. COMMITMENTS
     In June 1995 the Company entered into a seven-year lease for new office space to house its principal corporate headquarters. The lease agreement provides for monthly payments beginning at $75,000, escalating to $86,600 during the term of the lease. The lease is noncancelable for the first five years and six months with the option, at the Company's election, to shorten the term of the lease for a one-time payment equal to three months' rent.
      Future minimum lease payments under the Company's operating leases for the periods ended March 31, pursuant to leases outstanding as of March 31, 1996, are due as follows (in thousands):

1997                                                  $1,014
1998                                                     977
1999                                                     901
2000                                                     901
2001                                                     624
- --------------------------------------------------------------------------------
                                                      $4,417
- --------------------------------------------------------------------------------

     Rent expense under all leases was $1,021,000, $486,000 and $324,000 for fiscal 1996, 1995 and 1994, respectively.

12. INFORMATION BY GEOGRAPHIC AREA
     Information regarding the Company's operations, including its foreign subsidiary and export sales, by geographic area for fiscal 1996, 1995 and 1994 is as follows (in thousands):

                                           Fiscal Years Ended March 31,
- --------------------------------------------------------------------------------
                                        1996             1995             1994
Net revenues:
North America                         $43,564          $32,614          $21,152
Europe                                  7,197            4,135            1,478
Asia/Pacific and other                  4,651            1,398              702
- --------------------------------------------------------------------------------
                                      $55,412          $38,147          $23,332
- --------------------------------------------------------------------------------

13. BUSINESS COMBINATION
     In March 1996, the Company acquired for cash Cinematronics LLC, an independent developer of entertainment software, with headquarters in Austin, Texas. The acquisition was accounted for under the purchase method. This purchase resulted in a non-recurring acquisition-related charge of $2,232,000 for acquired in-process technology. During fiscal 1996, the operations of Cinematronics LLC were not material to the Company.

14. QUARTERLY FINANCIAL INFORMATION (Unaudited)

                                          Quarter Ended
- -----------------------------------------------------------------------------------------
                             June      September      December        March
                               30             30            31           31        Year
- -----------------------------------------------------------------------------------------
(In thousands, except per share amounts)

Fiscal year 1996:
Net revenues              $11,332        $11,779      $20,111       $12,190      $55,412
Gross profit                7,742          8,536       12,912         8,325       37,515
- -----------------------------------------------------------------------------------------
Net income (loss)           1,132          1,722        3,541          (207)       6,188
- -----------------------------------------------------------------------------------------
Net income (loss)
  per share                  0.12           0.15         0.31         (0.02)        0.56


Fiscal year 1995:

Net revenues             $  6,977       $  6,645      $15,526      $  8,999      $38,147
Gross profit                4,417          3,928        9,399         6,217       23,961

Income from
  continuing
  operations                  692             48        2,385           178        3,303

Gain on disposal
  of discontinued
  operations                   --            303           --            --          303
- -----------------------------------------------------------------------------------------
Net income                    692            351        2,385           178        3,606
- -----------------------------------------------------------------------------------------
Income from
  continuing
  operations
  per share                  0.08           0.01         0.27          0.02         0.37

Net income
  per share                  0.08           0.04         0.27          0.02         0.40



Report of Independent Auditors

The Board of Directors and Stockholders
Maxis, Inc.


     We have audited the accompanying consolidated balance sheets of Maxis, Inc. as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxis, Inc. at March 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformance with generally accepted accounting principles.


                                                     /s/ERNST & YOUNG LLP

Walnut Creek, California
April 23, 1996

Board of Directors

Jeff Braun
Chairman and Chief Executive Officer
Maxis, Inc.

Will Wright
Co-Founder and Chief Technical Officer
Maxis, Inc.

Charles Gaylord
Consultant

Eric Dunn
Vice President and General Manager,
Personal Finance Group
Intuit, Inc.

William Janeway
Managing Director
E.M. Warburg, Pincus and Co., Inc.

Dr. Henry Kressel
Managing Director
E.M. Warburg, Pincus and Co., Inc.

Avram Miller
Vice President
Intel Corporation

Sam Poole
President
Maxis, Inc.

Management Team

Jeff Braun
Chairman and Chief Executive Officer

Sam Poole
President

Bob Derber
Vice President and General Counsel

Val Garcia
Vice President, Operations

Fred Gerson
Vice President and
Chief Financial Officer

Deborah Gross
Vice President, Human Resources

Robin Harper
Vice President, Marketing

Doug Litke
Vice President, Business Development

Joe Scirica
Vice President, Product Development

Ileana Seander
Vice President, Sales

Headquarters Address

Maxis, Inc.
2121 N. California Blvd.
Walnut Creek, CA 94596-3572
http://www.maxis.com

Transfer Agent

Harris Trust Company of California
601 South Figueroa, Suite 4900
Los Angeles, CA 90017
(213) 239-0671

Independent Auditors

Ernst & Young LLP
1331 N. California Blvd.
Walnut Creek, CA 94596

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Corporate Information

Copies of this Annual Report and Form 10-K are available upon request by calling (510) 933-5630.

COMMON STOCK PROFILE
     The Company's common stock is traded on the Nasdaq National Market under the symbol MXIS. The following table sets forth, for the periods indicated, the high and low closing prices for the Company's common stock as reported on
Nasdaq:

Fiscal Year 1996                                  High              Low
- --------------------------------------------------------------------------------
First quarter (from May 25, 1995)               $30 1/2           $19 1/2
Second quarter                                   49 1/2            23
Third quarter                                    44 1/2            29 1/4
Fourth quarter                                   37 1/2            20 1/4

     The Company has not paid cash dividends and has no current plan to do so. There were 133 stockholders of record on March 31, 1996, excluding stockholders whose stock is held in nominee or street name by brokers.

ANNUAL MEETING
     Shareholders are invited to attend Maxis' Annual Meeting at 10 a.m. on August 21, 1996, at The Dean Lesher Regional Center for the Arts, Dean Lesher Theatre, 1601 Civic Drive, Walnut Creek, CA 94596.